MERIDIAN WASTE SOLUTUIONS, INC.

One Glenlake Parkway NE Suite 900

Atlanta, GA 30328

(770) 691-6350

November 3, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc. Request for Withdrawal on Form AW of Amendment to Registration Statement on Form S-3 (File No. 333-216621) filed on November 2, 2017

Ladies and Gentlemen:

Meridian Waste Solutions, Inc. (the “Company”) hereby requests the amendment to the Company’s Registration Statement on Form S-3 (File No. 333-216621) filed with the Securities and Exchange Commission on November 2, 2017 (accession number 0001213900-17-011262) (together with all exhibits thereto, the “Amendment”) be withdrawn. The Amendment was erroneously submitted under the incorrect File Number. Such amendment should have been filed under File No. 333-221094 and a filing of such amendment will be made on Form S-3/A under such correct File Number.

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby requests that the Amendment be withdrawn, effective as of the date hereof or the earliest practicable date.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (770) 691-6350.

Sincerely,

Meridian Waste Solutions, Inc.

By:	/s/ Jeffrey Cosman
Name: Title:	Jeffrey Cosman Chief Executive Officer